UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to the sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), and, in connection with such notice of withdrawal of election submits the following information:

Name	Independent Film Development Corporation

Address of Principal Business Office (No. & Street; City, State, Zip Code):	190 N. Canon Drive Suite 420 Beverly Hills, California 90210

Telephone Number (including area code):	310-275-3105

Name and address of agent for service of process:	Paul Willson, 190 E. Sahara Avenue Las Vegas, NV 89104

File Number under the Securities Exchange Act of 1934:	814-00758

The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests.  The company’s new business is film development, production and distribution.  The date of the shareholder’s meeting was October 2, 2009, and the number of votes in favor of the change was 21,433,500.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Beverly Hills and State of California on the 5th day of October, 2009.

Signature:	/s/ Kenneth G. Eade

(Name of Company):	Independent Film Development Corporation
By: Kenneth Eade, Secretary/Director

Attest:  /s/ Jeff Ritchie

Jeff Ritchie, Chief Executive Officer